Exhibit 99.1

Renren Announces Unaudited Second Quarter 2012 Financial Results

BEIJING, China, August 7, 2012 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•                  Total net revenues were US$44.8 million, a 47.5% increase from the corresponding period in 2011.

•                  Online game revenues were US$22.5 million, a 122.1% increase from the corresponding period in 2011.

•                  Gross profit was US$27.9 million, a 13.4% increase from the corresponding period in 2011.

•                  Operating loss was US$22.2 million, compared to an operating income of US$0.7 million in the corresponding period in 2011.

•                  Net loss attributable to Renren was US$24.9 million, compared to a net income of US$0.8 million in the corresponding period in 2011.

•                  Adjusted net loss (1) (non-GAAP) was US$21.8 million, compared to an adjusted net income of US$2.3 million in the corresponding period in 2011.

“We are pleased that our total net revenues this quarter came in above our guidance, supported by strong gaming growth and a better-than-expected performance by our group-buying business - Nuomi. On the other hand, brand advertising remained challenging, due to macro conditions, increased competition and the continued migration of our user traffic from PC to mobile,” commented Joseph Chen, Chairman and Chief Executive Officer.

“Our user base continues to show healthy growth, as total activated users this quarter reached over 162 million compared to 124 million at the end of the second quarter in 2011.  Monthly unique log-in users also increased to 45 million in the month of June, representing 31% of year-over-year growth.”

“Looking ahead, our strategy remains focused on mobile opportunities, with increasing effort to experiment different monetization models, including mobile gaming, mobile advertising and mobile commerce through Nuomi.”

“Our investment strategy in building a mobile eco-system around our real-name social networking platform remains on course,” added Hui Huang, Renren’s Chief Financial Officer. “These investments will enable us to capture more growth opportunities as our business continues to evolve around mobile services.”

(1)

Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Second Quarter 2012 Results

Total net revenues for the second quarter of 2012 were US$44.8 million, representing a 47.5% increase from the corresponding period in 2011.

Online advertising revenues were US$15.1 million, representing a decrease of 10.5% from the corresponding period of 2011. The decrease was due to lower advertising spending by brand advertisers amidst a softer macro-environment, coupled with increased competition and continued migration of Renren’s traffic from PC to mobile.  The number of Renren’s activated users however continued to increase from approximately 124 million as of June 30, 2011 to approximately 162 million as of June 30, 2012. Monthly unique log-in users increased from approximately 34 million in June 2011 to approximately 45 million in June 2012.

Internet Value-Added Services (IVAS) revenues were US$29.7 million, representing a 119.9% increase from the corresponding period of 2011. Within IVAS revenues, online game revenues were US$22.5 million for the second quarter of 2012, a 122.1% increase from the corresponding period of 2011. The increase in online game revenues during this quarter was primarily due to the growing popularity of several in-house developed games Renren recently launched. Other IVAS revenues were US$7.2 million for the second quarter of 2012, a 113.2% increase from the corresponding period of 2011. Within other IVAS revenues, Renren’s social commerce service, Nuomi, recorded US$3.6 million of net revenues for the second quarter of 2012.

Cost of revenues was US$16.9 million, a 192.6% increase from the corresponding period of 2011. Cost of revenues for the second quarter of 2012 included US$0.5 million for Nuomi. The increase in cost of revenues for the second quarter was largely due to increased bandwidth investments and increased costs of Renren’s recently launched games.

Operating expenses were US$50.1 million, a 109.3% increase from the corresponding period of 2011. Operating expenses in the second quarter of 2012 included US$10.4 million expenses incurred on Nuomi. Excluding Nuomi, the operating expenses in the second quarter of 2012 would be US$39.7 million, a 116.7% increase from the corresponding period in 2011.

Selling and marketing expenses were US$21.6 million, a 64.1% increase from the corresponding period of 2011, primarily due to the increased investments in Nuomi’s sales force and advertising campaigns, along with increased personnel related expenses and promotions for products on Renren.

Research and development expenses were US$17.8 million, a 131.4% increase from the corresponding period in 2011, primarily due to headcount and personnel related expense increases.

General and administrative expenses were US$10.7 million, a 246.9% increase from the corresponding period in 2011, primarily due to the growth of the company size, business operations and transactional costs associated with M&A activities.

Share-based compensation expense, which were all included in the operating expenses, were US$2.5 million, compared to US$1.4 million in the corresponding period in 2011, due to additional grants issued to directors, executives and employees.

Operating loss was US$22.2 million, compared to an operating income of US$0.7 million in the corresponding period in 2011.

Net loss attributable to Renren Inc. was US$24.9 million, compared to a net income of US$0.8 million in the corresponding period in 2011. Excluding results of operations attributable to Nuomi in both quarters, net loss in the second quarter of 2012 would be US$17.7 million, compared to a net income of US$5.0 million in the corresponding period of 2011.

Adjusted net loss (non-GAAP) was US$21.8 million, compared to adjusted net income of US$2.3 million in the corresponding period in 2011. Excluding results of operations attributable to Nuomi in both quarters, adjusted net loss in the second quarter of 2012 would be US$14.5 million, compared to the adjusted net income of US$6.5 million in the corresponding period in 2011. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program

On September 29, 2011, the Company announced a share repurchase program to repurchase up to US$150.0 million of its ADSs and shares.  During the second quarter of 2012, Renren repurchased approximately 3.0 million ADS’s, bringing the total share repurchased to 10.9 million ADSs as of June 30, 2012.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$49 million to US$51 million in the third quarter of 2012, representing 43% to 49% year-over-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on Tuesday, August 7, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Wednesday, August 8, 2012).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:
US: +1 718-354-1231
Hong Kong: +852-2475-0994
China: +86 800-819-0121
International: + 65-6723-9381
Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:
International: + 61 2-8235-5000
Passcode: 13421725

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren’s American depositary shares, each of which represents three Class A ordinary shares, currently trade on NYSE under the symbol “RENN”. Renren had approximately 162 million activated users as of June 30, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the third quarter of 2012 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	June 30,
per shares, ADS, and per ADS data)	2011	2012

ASSETS

Current assets:
Cash and cash equivalents	$284,643	$294,213
Term deposits	702,680	551,428
Short-term investments	53,393	76,474
Accounts receivable, net	14,911	16,757
Prepaid expenses and other current assets	59,389	121,444
Amounts due from related parties	573	93
Deferred tax assets-current	1,381	1,369
Total current assets	1,116,970	1,061,778

Non-current assets:
Equipment, net	22,301	27,971
Intangible assets, net	28,086	27,258
Goodwill	58,998	58,514
Long-term investments	50,300	42,985
Other non-current assets	1,353	20,050
Total non-current assets	161,038	176,778

TOTAL ASSETS	$1,278,008	$1,238,556

LIABIILITIES AND EQUITY

Current liabilities:
Accounts payable	$20,381	$28,286
Accrued expenses and other payables	31,108	30,322
Amounts due to a related party	51	51
Deferred revenue	7,441	10,452
Income tax payable	1,506	1,972
Total current liabilities	60,487	71,083

Non-current liabilities:
Deferred tax liabilities-noncurrent	6,976	6,657

Total non-current liabilities	6,976	6,657

TOTAL LIABILITES	67,463	77,740

Commitments

Shareholders’ Equity:
Class A ordinary shares (US$0.001 par value, 3,000,000,000 shares authorized, 770,912,350 and 762,814,479 issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	771	763
Class B ordinary shares (US$0.001 par value, 500,000,000 shares authorized, 398,763,450 and 401,055,117 issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	399	401
Treasury stocks, at cost	(25,597)	(46,661)
Additional paid-in capital	1,407,059	1,417,544
Statutory reserves	3,507	3,507
Accumulated deficit	(183,228)	(221,770)
Accumulated other comprehensive income	7,334	7,032

Total shareholders’ equity	1,210,245	1,160,816

Noncontrolling Interests	300	—

Total equity	1,210,545	1,160,816

LIABIILITIES AND EQUITY	$1,278,008	$1,238,556

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	June 30,	March 31,	June 30,
per shares, ADS, and per ADS data)	2011	2012	2012

Net revenues
Online advertising	$16,874	$9,330	$15,096
IVAS	13,521	22,749	29,728
Total net revenues	30,395	32,079	44,824

Cost of revenues	(5,775)	(12,475)	(16,899)

Gross profit	24,620	19,604	27,925

Operating expenses:
Selling and marketing	(13,150)	(17,418)	(21,578)
Research and development	(7,704)	(15,332)	(17,826)
General and administrative	(3,092)	(7,413)	(10,726)

Total operating expenses	(23,946)	(40,163)	(50,130)

Income (loss) from operations	674	(20,559)	(22,205)

Other income	144	910	13
Exchange gain (loss) on dual currency deposit and offshore bank accounts	—	373	(3,114)
Interest income	739	5,854	5,101
Realized gain on available-for-sale investments	—	217	2,460

Income (loss) before provision of income tax, loss in equity method investment and noncontrolling interests, net of income taxes	1,557	(13,205)	(17,745)
Income tax expenses	(814)	(132)	(177)

Income (loss) before loss in equity method investments and noncontrolling interests, net of income taxes	743	(13,337)	(17,922)
Loss in equity method investments, net of income taxes	—	(279)	(7,017)

Net income (loss)	743	(13,616)	(24,939)
Add: Net loss attributable to noncontrolling interests, net of income taxes	8	13	—

Net income (loss) attributable to Renren Inc.	$751	$(13,603)	$(24,939)

Net income (loss) per share, basic	$0.00	$(0.01)	$(0.02)
Net income (loss) per ADS, basic	$0.00	$(0.03)	$(0.06)
Net income (loss) per share, diluted	$0.00	$(0.01)	$(0.02)
Net income (loss) per ADS, diluted	$0.00	$(0.03)	$(0.06)
Shares used in computation, basic	838,350,302	1,166,834,683	1,167,959,726
ADS used in computation, basic	279,450,101	388,944,894	389,319,909
Shares used in computation, diluted	905,170,161	1,166,834,683	1,167,959,726
ADS used in computation, diluted	301,723,387	388,944,894	389,319,909

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended
	June 30,	March 31,	June 30,
(Amounts in US dollars, in thousands)	2011	2012	2012

Income (loss) from continuing operations	$743	$(13,616)	$(24,939)
Add back: Shared-based compensation expenses	1,390	1,770	2,537
Add back: Amortization of intangible assets	180	565	604
Adjusted net income (loss)	$2,313	$(11,281)	$(21,798)